VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

August 21, 2023

VIA EDGAR

Ms. Melissa McDonough, CPA

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

RE:	SOX Review of Certain Voya Funds and Voya Portfolios

Dear Ms. McDonough:

This letter responds to comments provided via Microsoft Teams on July 27, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to a review of the 2022 N-CSR filings1 of the Voya Funds and Voya Portfolios listed on Appendix A (each, a "Fund" and collectively, the "Funds") pursuant to the Sarbanes–Oxley Act of 2002. Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the respective N-CSR filings.

1.Comment: The Staff noted that Voya Mid Cap Research Enhanced Index Fund and Voya

Corporate Leaders® 100 Fund include an expense item for "Licensing fee" in each Fund's "Statement of Operations" as well as a corresponding note in the "Notes to Financial Statements". The Staff requested that the Funds consider expanding the disclosure to provide additional detail regarding the purpose of the licensing fee.

Response: The Funds confirm additional disclosure will be added regarding licensing fees in the Funds' next N-CSR filings.

2.Comment: The Staff requested that the Funds supplementally explain the following: (1) if the Funds' Board of Directors/Trustees (the "Board") has reviewed, at least annually, a written report on the adequacy and the effectiveness of the implementation of the Liquidity Risk Management Program (the "Program"); and (2) that the Program is in compliance with Rule 22e-4 under the Investment Company Act of 1940, as amended ("Rule 22e-4"). The Staff requested further that, to the extent there are deficiencies with respect to either (1) or (2), above, include a statement in the supplemental explanation that the Funds will correct the deficiencies on a go-forward basis.

Response: The Funds confirm that the Board reviews annually a written report on the adequacy and the effectiveness of the implementation of the Program. The Funds also confirm that the Program is in compliance with Rule 22e-4 and that no material deficiencies have been identified.

3.Comment: The Staff noted that the updated Item 11(b) of Form N-CSR uses "period" covered by the report, rather than "quarter" covered by the report, and asked that the Funds update relevant disclosure to reflect the new term. The Staff requested further that the Funds confirm that there have been no changes in internal controls related to Fund reporting.

1With respect to Voya Government Money Market Fund (811-08895), the Staff reviewed the 2023 N-CSR filing.

Ms. Melissa McDonough, CPA

U.S. Securities and Exchange Commission

August 21, 2023

Page | 2

Response: The Funds will update disclosure responsive to Item 11(b) of Form N-CSR to reflect the new term "period" in the Funds' next N-CSR filings, and the Funds confirm that there have been no changes in internal controls related to Fund reporting.

4.Comment: The Staff noted that Item 4(e)(2) of Form N-CSR requires disclosure regarding situations where the pre-approval requirement of Rule 2-01 of Regulation S-X was waived with respect to specific services versus which services were obtained and requested that the Funds update relevant disclosure to reflect when the pre-approval requirement was waived.

Response: The Funds confirm that there were no instances of the pre-approval requirement being waived in the period by the reports. In addition, the Funds confirm disclosure will be updated in the Funds' next N-CSR filings, pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, to clarify that the pre-approval requirement was not waived with respect to any services, as applicable.

5.Comment: The Staff noted that Voya Global Bond Fund, Voya Global High Dividend Low Volatility Fund, and Voya Multi-Manager International Factors Fund each include a line item entitled "Payment by affiliate" with additional footnote disclosure for Voya Multi-Manager International Factors Fund stating the payments impacted total returns. The Staff noted, however, that rather than including a dollar amount, the line item instead includes a dash. The Staff requested that the Funds clarify the value of the payments.

Response: With respect to Voya Global Bond Fund and Voya Global High Dividend Low Volatility Fund, each Fund confirms that there have been no payments made by an affiliate during the five fiscal years presented in the financial highlights. With respect to Voya Multi-Manager International Factors Fund, the Fund confirms the payment by an affiliate resulted in a per share impact of less than $0.00. The Funds also note a standardized financial highlights template, which includes a column for "Payment by affiliate," is utilized across all Voya mutual funds within shareholder reports and statutory prospectuses.

6.Comment: The Staff noted that Voya Global Bond Fund, Voya Global High Dividend Low Volatility Fund, and Voya Global Perspectives® Fund include disclosure stating that the Investment Adviser has agreed to limit certain expenses and that the Investment Adviser may later recoup fees waived and/or other expenses reimbursed by the Investment Adviser. The Staff noted further that there is no disclosure of Commitments and Contingent Liabilities on the balance sheet as required by Article 6-04.15 of Regulation S-X and requested that the Funds explain supplementally why such disclosure is not included.

Response: No contingent liabilities related to the recoupment of class specific fees previously waived and/or other expenses previously reimbursed by the Investment Adviser were recorded on the balance sheets of the Funds as of the fiscal year end because the criteria to record such liability was not met as of that date. In making such assessment, the Funds relied on Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 946-20-25-4 (Expense Limitation Agreements) and its references to FASB Concept Statement No. 6, Elements of Financial Statements, and the criteria in paragraph 450-20-25-2.

7.Comment: The Staff noted that Voya Global Bond Fund and VY® Invesco Equity and Income Portfolio have consistently reported high portfolio turnover rates in the financial highlights. The Staff requested that the Funds specify whether active and frequent trading are part of the Funds' investment strategies and state why a corresponding risk about portfolio turnover is not included in the Funds' prospectuses.

Ms. Melissa McDonough, CPA

U.S. Securities and Exchange Commission

August 21, 2023

Page | 3

Response: The Funds appreciate the Staff's comment; however, the Funds do not believe disclosure in the "Principal Investment Strategies" section of the Funds' prospectuses is necessary because frequent and active trading is not, in reference to Instruction 1 to Item 9(b)(1) of Form N-1A, a specific "policy, practice or technique used by [a] Fund to achieve its investment objectives."

In addition, the Funds believe that any risks related to portfolio turnover are sufficiently disclosed in response to Items 3 and 16(e) of Form N-1A. For example, the summary prospectus for each Fund states that the Fund "pays transaction costs, such as commissions, when it buys and sells securities (or 'turns over' its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual [Fund/Portfolio] Operating Expenses or in the Expense Example, affect the [Fund's/Portfolio's] performance." Accordingly, the Funds do not believe it is necessary to include additional disclosure risk disclosure in the "Principal Risks" section.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Todd Modic at (480) 477- 2190, Dorothy Roman at (480) 477-2669, Jennifer Kasperkowiak at (480) 477-2171, or the undersigned at

(212)309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP

APPENDIX A

File #	Registrant Name	Series ID	Series Name
811-05773	Voya Balanced Portfolio Inc.	S000008663	Voya Balanced Portfolio
811-08817	Voya Equity Trust	S000066938	Voya Global Multi-Asset Fund
811-08817	Voya Equity Trust	S000066936	Voya Mid Cap Research Enhanced Index Fund
811-08817	Voya Equity Trust	S000066935	Voya Corporate Leaders® 100 Fund
811-08817	Voya Equity Trust	S000066937	Voya Small Company Fund
811-08817	Voya Equity Trust	S000075515	Voya Small Cap Growth Fund
811-08895	Voya Funds Trust	S000066947	Voya Government Money Market Fund
811-02565	Voya Government Money Market Portfolio	S000008702	Voya Government Money Market Portfolio
811-02361	Voya Intermediate Bond Portfolio	S000008760	Voya Intermediate Bond Portfolio
811-05629	Voya Investors Trust	S000005760	VY® T. Rowe Price Equity Income Portfolio
811-05629	Voya Investors Trust	S000005635	VY® T. Rowe Price International Stock Portfolio
811-05629	Voya Investors Trust	S000005624	VY® JPMorgan Small Cap Core Equity Portfolio
811-05629	Voya Investors Trust	S000005746	VY® Invesco Growth and Income Portfolio
811-05629	Voya Investors Trust	S000005630	Voya Government Liquid Assets Portfolio
811-05629	Voya Investors Trust	S000026281	Voya Retirement Growth Portfolio
811-05629	Voya Investors Trust	S000005629	Voya Limited Maturity Bond Portfolio
811-05629	Voya Investors Trust	S000005623	VY® JPMorgan Emerging Markets Equity Portfolio
811-05629	Voya Investors Trust	S000005794	Voya High Yield Portfolio
811-05629	Voya Investors Trust	S000005745	VY® Morgan Stanley Global Franchise Portfolio
811-05629	Voya Investors Trust	S000026283	Voya Retirement Moderate Portfolio
811-05629	Voya Investors Trust	S000026280	Voya Retirement Conservative Portfolio
811-05629	Voya Investors Trust	S000005647	VY® CBRE Global Real Estate Portfolio
811-05629	Voya Investors Trust	S000005758	Voya U.S. Stock Index Portfolio
811-05629	Voya Investors Trust	S000040623	Voya Global Perspectives® Portfolio
811-05629	Voya Investors Trust	S000010459	Voya Balanced Income Portfolio
811-05629	Voya Investors Trust	S000005759	VY® T. Rowe Price Capital Appreciation Portfolio
811-05629	Voya Investors Trust	S000017158	VY® BlackRock Inflation Protected Bond Portfolio
811-05629	Voya Investors Trust	S000012824	Voya Large Cap Value Portfolio
811-05629	Voya Investors Trust	S000005747	VY® CBRE Real Estate Portfolio
811-05629	Voya Investors Trust	S000005752	Voya Large Cap Growth Portfolio
811-05629	Voya Investors Trust	S000026282	Voya Retirement Moderate Growth Portfolio
811-07428	Voya Mutual Funds	S000034101	Voya Multi-Manager Emerging Markets Equity Fund
811-07428	Voya Mutual Funds	S000031148	Voya Multi-Manager International Factors Fund
811-07428	Voya Mutual Funds	S000008523	Voya Russia Fund
811-07428	Voya Mutual Funds	S000012534	Voya Global Bond Fund
811-07428	Voya Mutual Funds	S000008527	Voya Global High Dividend Low Volatility Fund
811-07428	Voya Mutual Funds	S000040223	Voya Global Perspectives® Fund
811-07428	Voya Mutual Funds	S000008531	Voya Multi-Manager International Small Cap Fund
811-07428	Voya Mutual Funds	S000055623	Voya International High Dividend Low Volatility Fund
811-07428	Voya Mutual Funds	S000030601	Voya Multi-Manager International Equity Fund
811-07428	Voya Mutual Funds	S000066944	Voya Global Diversified Payment Fund
811-08319	Voya Partners Inc.	S000068486	Voya Index Solution 2065 Portfolio
811-08319	Voya Partners Inc.	S000007612	VY® Baron Growth Portfolio
811-08319	Voya Partners Inc.	S000028590	Voya Solution Conservative Portfolio
811-08319	Voya Partners Inc.	S000018039	Voya Solution Balanced Portfolio
811-08319	Voya Partners Inc.	S000021229	Voya Index Solution Income Portfolio
811-08319	Voya Partners Inc.	S000018040	Voya Solution Moderately Conservative Portfolio
811-08319	Voya Partners Inc.	S000007605	Voya Solution 2035 Portfolio
811-08319	Voya Partners Inc.	S000007598	Voya Global Bond Portfolio
811-08319	Voya Partners Inc.	S000034117	Voya Index Solution 2030 Portfolio
811-08319	Voya Partners Inc.	S000010768	VY® American Century Small-Mid Cap Value Portfolio
811-08319	Voya Partners Inc.	S000010008	VY® Columbia Small Cap Value II Portfolio
811-08319	Voya Partners Inc.	S000007609	VY® T. Rowe Price Growth Equity Portfolio
811-08319	Voya Partners Inc.	S000007604	Voya Solution 2025 Portfolio
811-08319	Voya Partners Inc.	S000007614	VY® Columbia Contrarian Core Portfolio
811-08319	Voya Partners Inc.	S000007611	VY® Invesco Comstock Portfolio
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File #	Registrant Name	Series ID	Series Name
811-08319	Voya Partners Inc.	S000007606	Voya Solution 2045 Portfolio
811-08319	Voya Partners Inc.	S000021227	Voya Index Solution 2035 Portfolio
811-08319	Voya Partners Inc.	S000021226	Voya Index Solution 2025 Portfolio
811-08319	Voya Partners Inc.	S000007613	VY® Invesco Equity and Income Portfolio
811-08319	Voya Partners Inc.	S000007607	Voya Solution Income Portfolio
811-08319	Voya Partners Inc.	S000048104	Voya Solution 2060 Portfolio
811-08319	Voya Partners Inc.	S000040577	Voya Solution Aggressive Portfolio
811-08319	Voya Partners Inc.	S000026398	Voya Solution 2055 Portfolio
811-08319	Voya Partners Inc.	S000009828	Voya International High Dividend Low Volatility Portfolio
811-08319	Voya Partners Inc.	S000048105	Voya Index Solution 2060 Portfolio
811-08319	Voya Partners Inc.	S000007594	VY® JPMorgan Mid Cap Value Portfolio
811-08319	Voya Partners Inc.	S000007597	VY® Invesco Global Portfolio
811-08319	Voya Partners Inc.	S000068487	Voya Solution 2065 Portfolio
811-08319	Voya Partners Inc.	S000007608	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio
811-08319	Voya Partners Inc.	S000028589	Voya Solution Moderately Aggressive Portfolio
811-08319	Voya Partners Inc.	S000026397	Voya Index Solution 2055 Portfolio
811-08319	Voya Partners Inc.	S000021228	Voya Index Solution 2045 Portfolio
811-08319	Voya Partners Inc.	S000034118	Voya Index Solution 2040 Portfolio
811-08319	Voya Partners Inc.	S000034121	Voya Solution 2030 Portfolio
811-08319	Voya Partners Inc.	S000034119	Voya Index Solution 2050 Portfolio
811-08319	Voya Partners Inc.	S000034122	Voya Solution 2040 Portfolio
811-08319	Voya Partners Inc.	S000034123	Voya Solution 2050 Portfolio
811-08934	Voya Strategic Allocation Portfolios Inc.	S000008665	Voya Strategic Allocation Moderate Portfolio
811-08934	Voya Strategic Allocation Portfolios Inc.	S000008666	Voya Strategic Allocation Conservative Portfolio
811-08934	Voya Strategic Allocation Portfolios Inc.	S000008664	Voya Strategic Allocation Growth Portfolio
811-02514	Voya Variable Funds	S000008703	Voya Growth and Income Portfolio
811-09477	Voya Variable Insurance Trust	S000048107	VY® BrandywineGLOBAL – Bond Portfolio
811-07651	Voya Variable Portfolios Inc.	S000021221	Voya U.S. Bond Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000021220	Voya International Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000008705	Voya Index Plus LargeCap Portfolio
811-07651	Voya Variable Portfolios Inc.	S000025439	Voya RussellTM Large Cap Value Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000021224	Voya RussellTM Small Cap Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000025438	Voya RussellTM Large Cap Growth Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000008706	Voya Index Plus MidCap Portfolio
811-07651	Voya Variable Portfolios Inc.	S000034879	Voya Emerging Markets Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000025440	Voya RussellTM Mid Cap Growth Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000021222	Voya RussellTM Large Cap Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000008707	Voya Index Plus SmallCap Portfolio
811-07651	Voya Variable Portfolios Inc.	S000021223	Voya RussellTM Mid Cap Index Portfolio
811-07651	Voya Variable Portfolios Inc.	S000008709	Voya Small Company Portfolio
811-07651	Voya Variable Portfolios Inc.	S000020601	Voya Global High Dividend Low Volatility Portfolio
811-08220	Voya Variable Products Trust	S000008640	Voya SmallCap Opportunities Portfolio
811-08220	Voya Variable Products Trust	S000008638	Voya MidCap Opportunities Portfolio

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